UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

QEP MIDSTREAM PARTNERS, LP
(Name of Issuer)
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)
74735R115
(CUSIP Number)

DECEMBER 31, 2013
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74735R115			SCHEDULE 13G

1	Names of Reporting Persons
QEP Resources, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power
30,406,750 (1)

		6	Shared Voting Power

		7	Sole Dispositive Power
30,406,750 (1)

		8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
30,406,750 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11	Percent of Class Represented by Amount in Row (9)
56.9% (2)

12	Type of Reporting Person (See Instructions)
CO

(1)        Represents 3,701,750 common units representing limited partner interests (“Common Units”), or 13.9% of the outstanding Common Units, and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the outstanding Subordinated Units, in the Issuer held directly by QEP Field Services Company, a wholly owned indirect subsidiary of QEP Resources, Inc. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement.
 (2)        Based upon 26,705,000 Common Units and 26,705,000 Subordinated Units outstanding as of October 31, 2013, as reported in the Issuer’s most recent Form 10-Q filed on November 8, 2013.

CUSIP No.: 74735R115			SCHEDULE 13G

1	Names of Reporting Persons
QEP Field Services Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power
30,406,750 (1)

		6	Shared Voting Power

		7	Sole Dispositive Power
30,406,750 (1)

		8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
30,406,750 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11	Percent of Class Represented by Amount in Row (9)
56.9% (2)

12	Type of Reporting Person (See Instructions)
CO

(1)        Represents 3,701,750 common units representing limited partner interests (“Common Units”), or 13.9% of the outstanding Common Units, and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the outstanding Subordinated Units, in the Issuer held directly by QEP Field Services Company, a wholly owned indirect subsidiary of QEP Resources, Inc. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement.
(2)       Based upon 26,705,000 Common Units and 26,705,000 Subordinated Units outstanding as of October 31, 2013, as reported in the Issuer’s most recent Form 10-Q filed on November 8, 2013.

CUSIP No.: 74735R115	SCHEDULE 13G

Item 1(a).	Name of Issuer:
QEP Midstream Partners, LP

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1050 17th Street, Suite 500 Denver, CO 80265

Item 2(a).	Name of Person(s) Filing:
QEP Resources, Inc. ("QEP Resources") QEP Field Services Company ("Field Services")

Item 2(b).	Address of Principal Business Office or, if none, Residence:
Principal business office for QEP Resources and Field Services: 1050 17th Street, Suite 500 Denver, CO 80265

Item 2(c).	Citizenship:
	QEP Resources Field Services	Delaware Delaware

Item 2(d).	Title of Class of Securities:
Common units representing limited partner interests

Item 2(e).	CUSIP Number:
74735R115

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No.: 74735R115	SCHEDULE 13G

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		QEP Resources		Field Services
(a)	Amount beneficially owned:	30,406,750	(1,2)	30,406,750	(1,2)
(b)	Percent of class:	56.9%	(3)	56.9%	(3)
(c)
	(i) Sole power to vote or to direct the vote:	30,406,750	(1,2)
	(ii) Shared power to vote or to direct the vote:			30,406,750	(1,2)
	(iii) Sole power to dispose or to direct the disposition of:	30,406,750	(1,2)
	(iv) Shared power to dispose or to direct the disposition of:			30,406,750	(1,2)

(1)   Represents 3,701,750 common units representing limited partner interests (“Common Units”), or 13.9% of the outstanding Common Units, and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the outstanding Subordinated Units, in the Issuer held directly by QEP Field Services Company, a wholly owned indirect subsidiary of QEP Resources, Inc. QEP Resources may be deemed to indirectly beneficially own the securities of the Issuer held by Field Services.
 (2)   The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement.
 (3)   Based upon 26,705,000 Common Units and 26,705,000 Subordinated Units outstanding as of October 31, 2013, as reported in the Issuer’s most recent Form 10-Q filed on November 8, 2013.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐  Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

QEP RESOURCES, INC.
a Delaware corporation

By:	/s/ Richard J. Doleshek
Richard Doleshek
Executive Vice President and Chief Financial Officer

QEP FIELD SERVICES COMPANY
a Delaware corporation

By:	/s/ Richard J. Doleshek
Richard Doleshek
Executive Vice President and Chief Financial Officer

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 14, 2014.

Dated: February 14, 2014

QEP RESOURCES, INC.
a Delaware corporation

By:	/s/ Richard J. Doleshek
Richard Doleshek
Executive Vice President and Chief Financial Officer

QEP FIELD SERVICES COMPANY
a Delaware corporation

By:	/s/ Richard J. Doleshek
Richard Doleshek
Executive Vice President and Chief Financial Officer